UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Rule 13e-100)

(Amendment No. 4)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

CNB BANCORP, INC.

(Name of the Issuer)

CNB BANCORP, INC.

CITIZENS NATIONAL BANK

Judy D. Brown William E. Goodwin Tommy J. Duncan Michael G. Smith Gerald D. Scheimberg Lester A. Younkins Robert E. Spencer, Jr. Brenton D. Burgess	Oliver D. Creekmore Dorothy L. Dalton Jeffrey H. Noblin Anna M. Nash Susan Worrell O’Connell Allen E. Brown Harold F. Demsko Elizabeth T. Beale
(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

12618x 10 6

(CUSIP Number of Class of Securities)

Jeffrey H. Noblin

President, Chief Executive Officer and Chairman

11407 Windsor Blvd.

Windsor, VA 23487

(757) 242-4422

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on

Behalf of the Person (s) Filing Statement)

Copies to:

Scott H. Richter, Esq.

LeClairRyan, A Professional Corporation

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, Virginia 23219

(804) 783-2003

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

2,415,688.00	280.46 *

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid* $280.46

Filing Party: CNB BANCORP, INC.

Form or Registration No.: SCHEDULE 14A

Date Filed: May 10, 2011

TRANSACTION STATEMENT

This Final Amendment No. 4 (the “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3, as amended by that First Amendment filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2011, and as further amended by that Second Amendment filed with the Commission on June 20, 2011 and that Third Amendment filed with the Commission on July 5, 2011 (the “Schedule 13E-3”), for CNB Bancorp, Inc. (the “Company”), is being filed pursuant to Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), solely to report the results of the Rule 13E-3 transaction subject to the Schedule 13E-3. Except as expressly set forth in this Final Amendment, all information in the Schedule 13E-3 remains unchanged.

The merger transaction (the “Merger”) pursuant to which the Company proposed to merge with and into its wholly-owned subsidiary, Citizens National Bank (the “Bank”), with the Bank as the surviving entity, was approved, as required by Virginia law, by at least two-thirds of the Company’s stockholders of record at the annual meeting of stockholders held on August 12, 2011. The Merger has also been approved by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The articles of merger to effect the Merger have been filed with the Virginia State Corporation Commission and the Office of the Comptroller of the Currency, and became effective at 12:02 a.m. Eastern Time on February 15, 2012 (the “Effective Time”). As a result of the Rule 13E-3 transaction and the Merger, the separate corporate existence of the Company ceased as of the Effective Time. Each shareholder of the Company has the right to receive one share of Bank common stock for each share of Company common stock held by such shareholder as of the Effective Time. The Company is filing a certification on Form 15 pursuant to Rule 12g-4 to provide notice of termination of the registration of the Company’s common stock under the Exchange Act, and to suspend all reporting requirements thereunder. The Bank intends to file a Current Report on Form 8-K with the Office of the Comptroller of the Currency to register the Bank’s common stock under the Exchange Act and will report under such registration.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2012	CITIZENS NATIONAL BANK (successor by merger to CNB Bancorp, Inc.)

/s/ Jeffrey H. Noblin
	By:	Jeffrey H. Noblin
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

This Schedule 13e-3 has been signed by the following persons in the capacities indicated on the 16th day of February, 2012.

/S/ *	/S/ *
Judy D. Brown	Oliver D. Creekmore

/S/ *	/S/ *
William E. Goodwin	Dorothy L. Dalton

/S/ *	/S/ *
Tommy J. Duncan	Jeffrey H. Noblin

/S/ *	/S/ *
Michael G. Smith	Anna M. Nash

/S/ *	/S/ *
Gerald D. Scheimberg	Susan Worrell O’Connell

/S/ *	/S/ *
Lester A. Younkins	Robert E. Spencer, Jr.

/S/ *	/S/ *
Allen E. Brown	Brenton D. Burgess

/S/ *
Harold F. Demsko

* By:	/S/ ELIZABETH T. BEALE
Elizabeth T. Beale as attorney-in-fact